Exhibit 99.1

IPA’s Subsidiary BioStrand Unveils Use Case for Solving the Information Integration Dilemma (IID)

VICTORIA, British Columbia--(BUSINESS WIRE)--June 13, 2023--ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“IPA” or the “Company”), a leader in AI-driven biotherapeutic research and technology, is excited to announce a new use case for the Information Integration Dilemma (IID) solution developed by its subsidiary, BioStrand®.

Link to use case here

The IID has long been a significant challenge in the biotechnology industry, with researchers and investors grappling with the complexities of integrating diverse data types to gain meaningful insights. BioStrand's LENSaiTM platform and patented HYFT® technology have successfully addressed this issue, providing a unified framework that encapsulates and integrates diverse data modalities, including syntactical (sequence) data, 3D structural data, unstructured scientific information, and more.

This breakthrough approach has paved the way for quicker and more potent biological discoveries, and the unveiling of this use case demonstrates the practical application of this technology in the field of biotechnology. This use case provides a detailed look at how HYFT technology and the LENSai platform can be utilized to solve complex biological problems, offering a glimpse into the future of biotherapeutic research and development.

"Our newest use case stands as a potent testament to how we've successfully navigated the IID. It demonstrates the power of integrating and organizing heterogeneous data types and reflects depth of insights gleamed using our comprehensive knowledge graph. This graph, teeming with over 25 billion relations, bridges the gap between sequence, structure, and textual data in a manner that was previously inconceivable. The application of these interconnections has unearthed insights and relationships that were otherwise invisible, enhancing our understanding of biological systems,” said Dr. Jennifer Bath, President and CEO.

The unveiling of this use case is a testament to ImmunoPrecise's commitment to innovation and its dedication to solving complex problems in the field of biotechnology. The company continues to lead the way in AI-driven biotherapeutic research and technology, and this latest development further solidifies its position as a pioneer in the industry.

About BioStrand’s HYFT Technology

BioStrand's HYFT technology extracts unique patterns, known as Universal Fingerprint™ patterns, from the entire biosphere, and integrates them with various data sources, such as scientific papers and medical records. The resulting Knowledge Graph encompasses over 660 million HYFTs and more than 25 billion relations, providing a powerful resource for researchers and AI-driven analysis. The LENSai platform, powered by HYFT technology, takes advantage of the latest advancements in large language models (LLMs) to bridge the gap between syntax (sequences) and semantics (functions). This enables the platform to extract valuable insights from vast amounts of data, without the limitations of traditional LLMs. IPA's support of BioStrand's pioneering work reinforces its commitment to investing in cutting-edge biotechnology solutions with the potential to transform the industry.

About ImmunoPrecise Antibodies Ltd

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd., and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modeling, and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the expected outcome on the drug development process of the integration of IPA’s LENSai in silico humanization platform with its HYFT technology, and statements relating to IPA’s expected increased revenue streams and financial growth. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the integration of IPA’s LENSai platform with its HYFT technology may not have the expected results, as well as those risks discussed in the Company’s Annual Information Form dated July 28, 2022 (which may be viewed on the Company’s profile at www.sedar.com), and the Company’s Form 40-F, dated July 29, 2022 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

Investor: investors@ipatherapeutics.com